Subsidiaries of the Registrant

Subsidiaries	State of Incorporation
CresCom Bank	South Carolina
Crescent Mortgage Company	Delaware
Carolina Services Corporation of Charleston	Delaware
Carolina Financial Capital Trust I	Delaware
Carolina Financial Capital Trust II	Delaware